April 30, 2010
VIA EDGAR and FACSIMILE (703) 813-6968
Mr. Terence O’Brien
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Re:	The Goodyear Tire & Rubber Company
Form 10-K for the fiscal year ended December 31, 2009
Filed February 19, 2010
File No. 1-1927
Dear Mr. O’Brien:
     This letter is in response to the letter, dated April 23, 2010 (the “Comment Letter”), from you, on behalf of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), to Mr. Darren R. Wells, Executive Vice President and Chief Financial Officer of The Goodyear Tire & Rubber Company (“Goodyear,” the “Company” and “we,” “us” or “our”), with respect to the above-referenced filing.
     With respect to comments 1 and 2, we are in the process of conducting the due diligence necessary to respond to those comments, and will provide our response once that due diligence process has been completed.
     For the convenience of the Commission staff, we have repeated each of your comments to which we are now responding in italics before our response. Each numbered paragraph herein corresponds to the same numbered paragraph in the Comment Letter.
     The Company respectfully submits the following information in response to the Comment Letter.
Form 10-K for the year ended December 31, 2009
Management’s Discussion and Analysis, page 28
Liquidity and Capital Resources, page 45
3.	We have read your response to comment 3 in our letter dated April 1, 2010. Please revise future filings to address the following:

•	Disclose whether you believe your goods will constitute mostly essential or non-essential goods. Alternatively, disclose the percentage you believe represents essential goods and the percentage that represents non-essential goods. Disclose the exchange rate for both classifications.

•	Disclose the gross foreign currency exchange loss attributed to the Venezuelan operations, i.e., state the charge to be recognized in Other Expense as well as the tax-effected amount.
In future filings, the following additional italicized disclosure related to our Venezuelan operations will appear in our Management’s Discussion and Analysis — Liquidity and Capital Resources:
“Effective January 1, 2010, Venezuela’s economy was considered to be highly inflationary under U.S. generally accepted accounting principles. Accordingly, the U.S. dollar was determined to be the functional currency of our Venezuelan subsidiary. All gains and losses resulting from the remeasurement of its financial statements are determined using official exchange rates. On January 8, 2010, the Venezuelan government announced the devaluation of the bolivar fuerte against the U.S. dollar and the establishment of a two-tier exchange structure for essential goods at 2.6 bolivar fuerte to the U.S. dollar and for non-essential goods at 4.3 bolivar fuerte to the U.S. dollar. As a result, we recorded a loss of $110 million ($99 million after-tax or $0.41 per share) in the first quarter of 2010 in connection with the remeasurement of our balance sheet to reflect the devaluation. If in the future we convert bolivares fuertes at a rate other than the official exchange rates, we may realize additional gains or losses that would be recorded in the statement of operations. Currently, most of our imported raw materials, finished goods and supplies are settled at the official exchange rate applicable to essential goods as determined by the Venezuelan government.
Goodyear Venezuela contributed a significant portion of Latin American Tire’s sales and operating income in 2009. The devaluation of the bolivar fuerte and weak economic conditions are expected to adversely impact Latin American Tire’s current year segment operating income by $50 million to $75 million as compared to 2009. For a discussion of the risks related to our international operations, including Venezuela, see “Item 1A. Risk Factors” in our 2009 Form 10-K.”
4.	On page 20, you disclose that the Venezuelan currency restrictions may limit your ability to repatriate funds from Venezuela and could materially adversely affect your financial condition and liquidity. It is not clear from your response to prior comment 6 why you believe the disclosure of summarized financial information for your Venezuelan operations would not provide material and useful information to investors on your exposure to these risks. Please explain. Also, please tell us the amount of sales and operating income contributed by Goodyear Venezuela in 2009 and 2008 and the amount of their total assets, liabilities and net assets as of December 31, 2009.
For each of our strategic business units, we describe any unusual or infrequent events or transactions or any significant economic changes that have had or we reasonably expect will have a material impact on the strategic business unit’s net sales and operating income, including the impact of translation, volume, price and product mix, and raw material costs, regardless of the relative size of a particular country included within the segment.
For example, in our first quarter 2010 Form 10-Q, we disclosed that our Latin American Tire segment sales increased $27 million for foreign currency translation, which was primarily in Brazil. Included in this increase was the devaluation effect of the Venezuelan bolivar fuerte, which reduced net sales by $50 million compared to the first quarter of 2009. Not disclosed due to its immateriality was the fact that all other changes due to volume and price and product mix only reduced net sales in Venezuela by $8 million in the first quarter of 2010 and were included in the explanation of the change in the segment’s net sales for the first quarter of 2010 compared to the first quarter of 2009.
Correspondingly, for operating income we disclosed Goodyear Venezuela contributed a significant portion of Latin American Tire’s sales and operating income in 2009. The devaluation of the Venezuelan bolivar fuerte against the U.S. dollar in January 2010 and weak economic conditions are expected to adversely impact Latin American Tire’s current year segment operating income by $50 million to $75 million as compared to 2009. In the first quarter of 2010, the impact was a reduction in operating income of $28 million.
With regard to our liquidity, in our 2009 Form 10-K, we disclosed that Goodyear Venezuela had $370 million in cash at December 31, 2009 before the 100% devaluation of the Venezuelan bolivar fuerte. In our first quarter 2010 Form 10-Q, we disclosed at March 31, 2010 we had $1,774 million of cash and cash equivalents compared to $1,922 million at December 31, 2009, and that the decrease was due primarily to the remeasurement loss of $185 million on our cash in Venezuela.
Accordingly, we continue to believe we have provided all the material and useful information to investors necessary to understand and analyze the financial exposure to our Latin American Tire’s segment operating results and to the Company’s financial condition and liquidity as a result of the Venezuelan currency restrictions.
However, to be responsive to the staff’s request, we are providing summarized financial information for Goodyear Venezuela under separate cover.
Note 3. Other Expense, page 75
5.	We have read your response to comment 8 in our letter dated April 1, 2010. Please tell us your consideration for why an impairment of the current headquarters properties was not warranted prior to its sale in the second quarter of 2009. Refer to ASC 360-10-35-21.
Historically, our corporate facilities did not have identifiable cash flows that were largely independent of the cash flows of other assets and liabilities and of other asset groups. Therefore, impairment for these facilities was at the corporate level and, at this level of impairment testing, there were no indications that the facilities’ carrying amounts were not recoverable.
Prior to the second quarter of 2009, due to the extraordinary conditions present in the credit markets at the time, the significant uncertainties surrounding the ability of the prospective buyer to obtain financing, and the numerous delays encountered during the process of arriving at an agreement with the buyer as a result of the financing environment, we could not conclude that a sale of the facilities was probable which would require us to reclassify the facilities as held for sale. Accordingly, the facilities were considered to be held and used, and we evaluated the carrying amount of the facilities for recoverability consistent with our historical practice noted above. Therefore, since there was not an indication that the carrying amount of the asset group containing the corporate headquarters was not recoverable as discussed in ASC 360-10-35-21, we concluded that an impairment charge could not be recognized prior to the corporate facilities meeting the requirements to be classified as held for sale, which did not occur until the sale in the second quarter of 2009.
We reviewed the depreciation estimates of the facilities concurrently with the impairment review. Due to the above-mentioned uncertainties surrounding our ability to sell the facilities, it was not possible to conclude on a revised remaining depreciable life for the facilities. Accordingly, the remaining depreciable life of the facilities was not revised.
Exhibits 10(a), 10(b) and 10(h)
6.	We reissue prior comment nine. As previously requested, please file a complete execution copy of each agreement, including all schedules and exhibits, with your next Exchange Act report. To the extent that any schedule or exhibit contains confidential information, you may request confidential treatment of such information in accordance with Rule 24b-2 of the Exchange Act.
We will file a complete execution copy of each of the referenced agreements, including all schedules and exhibits, with our Form 10-Q for the quarter ending June 30, 2010. To the extent that any schedule or exhibit contains confidential information, we will redact that confidential information and request confidential treatment therefor in accordance with Rule 24b-2 of the Securities Exchange Act of 1934.
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     In connection with our response to the Comment Letter, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company further understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in the staff’s review of the Company’s filing or in response to the staff’s comments on the Company’s filing.

     Please direct any questions, comments and advice of the Commission staff to the undersigned at 330-796-0061 (fax: 330-796-2338).

Respectfully submitted, THE GOODYEAR TIRE & RUBBER COMPANY
By:	/s/ Thomas A. Connell
Thomas A. Connell
Vice President and Controller

cc:	Jenn Do, Staff Accountant, U.S. Securities and Exchange Commission

Chambre Malone, Staff Attorney, U.S. Securities and Exchange Commission

Pamela Long, Assistant Director, U.S. Securities and Exchange Commission